STOP!

          URGENT MESSAGE TO FAMILY STEAKHOUSES OF FLORIDA SHAREHOLDERS


Dear Shareholders:


      PLEASE DO NOT RETURN ANY FORMS SENT TO YOU BY BISCO, UNTIL YOUR BOARD
          OF DIRECTORS PROVIDES YOU WITH FURTHER INFORMATION ON BISCO'S
                         CONSENT SOLICITATION AND OFFER.


Your Board strongly urges you to ignore any materials sent to you by Glen Ceiley or Bisco Industries, Inc. until you receive certain materials from your Board. These materials will reiterate why your Board believes you should not tender your shares to Bisco and explain the Board's recommendations regarding Bisco's consent solicitation. Please wait for the delivery of these materials before you make any decisions.


  HAVE YOU TENDERED YOUR SHARES TO BISCO'S OFFER AND STILL NOT SEEN ANY MONEY?


We are not surprised. More than 75% of the shareholders declined to tender their shares indicating that they agree with the Board that Bisco's offer is inadequate and does not maximize shareholder value for our shareholders. However, Bisco may continue to hold your shares without paying for them as long as it chooses to keep the tender offer open. If you tendered your shares already and wish to withdraw them from the Bisco offer, please fill out the enclosed YELLOW WITHDRAWAL FORM and mail it in the enclosed envelope.


  NOT ONLY DO MOST SHAREHOLDERS AGREE THAT BISCO'S OFFER IS INADEQUATE, BUT SO
   DOES CHARLES D. WAY, PRESIDENT AND CEO OF RYAN'S FAMILY STEAK HOUSES, INC.


In a letter to me dated March 18, 1997, Mr. Way shared his concerns about Bisco's offer:

     "As franchisor, Ryan's does not view favorably the tender offer from Bisco Industries, Inc. Ryan's has developed a close working relationship with the current management team at Family Steak Houses of Florida, Inc. and has confidence in their ability to run the Company. Ryan's is not familiar with Bisco, but based on the tender offer submitted, it appears that Bisco has no experience in the restaurant industry, which is troubling to Ryan's. Ryan's is also concerned about Bisco contemplating closing restaurants and notes that if the number of Ryan's restaurants operated by the Company falls below 24, the Company will lose its rights as the exclusive franchisee for Ryan's in North and Central Florida. Overall, Ryan's supports the current management of Family Steak Houses of Florida, Inc."


If you have any questions about Bisco's offer or need assistance in withdrawing your shares from the offer, please call our proxy solicitor, Corporate Investor Communications, Inc., at (800) 346-7885.



Yours truly,


Lewis E. Christman, Jr.
President and Chief Executive Officer